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Nicholas Ludwig · 2nd
Co-Founder at App App

New York, New York · 464 connections · **Contact info**

 App-App, Inc.

 Seton Hall University

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Activity
463 followers

Hey NYC friends! AppApp will be sponsoring an event with Cider Week NYC at The DL in the Lower East Side on 11/15 - it's $30 bottomless drinks, light bites included as well. Bu...

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Experience



Co-Founder
App-App, Inc.
Oct 2017 – Present · 2 yrs 1 mo
Greater New York City Area

App-App is a subscription based mobile app offering users one complimentary appetizer per day at participating restaurants.

Sign up at www.app-app.co

 **Cater2.me**
2 yrs 9 mos

 **Client Sales Executive, Strategic Sales**
Mar 2017 – Nov 2017 · 9 mos
Greater New York City Area

 **Client Sales Associate**
Mar 2015 – Mar 2017 · 2 yrs 1 mo
Greater New York City Area

Client Services Supervisor
Ticket Gallery
Dec 2010 – Dec 2014 · 4 yrs 1 mo

 **Ticket Sales Representative**
New York Mets
Dec 2009 – Jul 2010 · 8 mos

Education



Seton Hall University
Bachelor of Science (BS), Sports Management
2005 – 2009



Richmond, The American International University in London
2008 – 2008

Skills & Endorsements

Sales · 7

 Endorsed by **Michael Schatzberg (mutual connection)**

Microsoft Excel · 3

 Endorsed by **2 of Nicholas' colleagues at Cater2.me**

Customer Service · 2

Olivier Miller and 1 connection have given endorsements for this skill

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Recommendations

Received (1)   Given (1)



Kyle Gantzer
Founder
March 13, 2018, Nicholas was a
client of Kyle's

Nick is a fantastic entrepreneur who's relentless in his work ethic
and the pursuit of his vision. His integrity and willingness to learn
are two qualities that set Nick apart from the individuals I've had
the opportunity to partner with.

Interests



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3,016 followers



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